Filed Pursuant to Rule 433

Registration Statement Nos. 333-270327, 333-270327-01,

333-224484 and 333-224484-02

For Immediate Release

Citigroup Inc. (NYSE: C)

February 27, 2023

CITI LIBOR TRANSITION UPDATE

Outstanding US Law-Governed Citi-Issued USD LIBOR Instruments
Planned to Transition to Term SOFR after June 30, 2023

On March 5, 2021, the UK Financial Conduct Authority (the “FCA”) announced that all USD LIBOR settings will either cease publication or no longer be representative after June 30, 2023 (the "Cessation Date").

Citigroup Inc. and certain of its consolidated subsidiaries have issued debt securities, certificates of deposit, preferred stock, asset-backed securities and trust preferred securities that:

(i)	use USD LIBOR as a benchmark (i.e., as a reference for calculating or determining one or more valuations, payments or other measurements),

(ii)	will not mature before the Cessation Date and

(iii)	are governed by U.S. law or the law of a U.S. state (“Legacy LIBOR Instruments”).

Citi is issuing this press release to provide notice that, after the Cessation Date, the relevant USD LIBOR rate in each Legacy LIBOR Instrument is planned to be replaced with the CME Term SOFR Reference Rate published for the one-, three- or six-month tenor corresponding to the relevant USD LIBOR rate as administered by CME Group Benchmark Administration, Ltd. (or any successor administrator thereof) (“Term SOFR”) plus a tenor spread adjustment. The replacement of USD LIBOR with Term SOFR plus a tenor spread adjustment will be effective for determinations under the terms of the Legacy LIBOR Instruments that are made after the Cessation Date, but will not affect any determinations made on or prior to the Cessation Date.

Legacy LIBOR Instruments

Each Legacy LIBOR Instrument in scope of this press release falls into one of the following categories. Please refer to the corresponding annex for a list of the Legacy LIBOR Instruments covered by this press release.

1.	Non-workable contractual fallbacks

Annex 1 lists the Legacy LIBOR Instruments that will transition to Term SOFR plus a tenor spread adjustment after the Cessation Date by operation of law, pursuant to the Adjustable Interest Rate (LIBOR) Act (the “LIBOR Act”), which was enacted by Congress on March 15, 2022.

The contractual fallbacks in these Legacy LIBOR Instruments identify neither

(i)	a specific benchmark replacement that is not based in any way on any USD LIBOR value nor

(ii)	a determining person with the authority to determine a replacement for USD LIBOR.

The LIBOR Act provides that, for instruments such as these, the replacement benchmark rate selected by the Board of Governors of the Federal Reserve System (the “Board”) will replace USD LIBOR. The Board has adopted final rules providing that, on and after the first London banking day after the Cessation Date (the “LIBOR replacement date”), in place of one-, three- or six-month tenors of USD LIBOR, the benchmark replacement for instruments such as these (the “Board-selected benchmark replacement”) shall be Term SOFR for the corresponding tenor plus the applicable tenor spread adjustment. (See “Tenor Spread Adjustment” below.)

2.	Determining person discretion

Annex 2 lists the Legacy LIBOR Instruments that will transition to Term SOFR plus a tenor spread adjustment after the Cessation Date pursuant to a determination by the person with the sole authority under the terms of each such Legacy LIBOR Instrument (the “determining person”) to select a replacement for USD LIBOR in the event of its discontinuance or cancellation. Citi, as the determining person for each Legacy LIBOR Instrument listed on Annex 2, has determined that the Board-selected benchmark replacement will be the replacement for USD LIBOR in each such Legacy LIBOR Instrument on and after the LIBOR replacement date.

3.	Hardwired contractual fallback to Term SOFR

Annex 3 lists the Legacy LIBOR Instruments that will transition to Term SOFR plus a tenor spread adjustment after the Cessation Date pursuant to the terms of these Legacy LIBOR Instruments. These Legacy LIBOR Instruments provide by their terms that USD LIBOR will be replaced by a rate that matches the Board-selected benchmark replacement if the issuer determines that a benchmark transition event and the related benchmark replacement date have occurred and an interpolated rate (as each such term is defined in the terms of such Legacy LIBOR Instruments) is not available. The issuer expects each of these conditions to be satisfied on and after the LIBOR replacement date, such that the Board-selected benchmark replacement will replace USD LIBOR for each of these Legacy LIBOR Instruments on and after the LIBOR replacement date in the same manner as described above for the Legacy LIBOR Instruments listed on Annexes 1 and 2.

Tenor Spread Adjustment

The tenor spread adjustment for each tenor listed below, as set forth in the LIBOR Act and in final rules adopted by the Board, is:

Currency	Tenor	Tenor spread adjustment
USD	1 Month	0.11448%
USD	3 Months	0.26161%
USD	6 Months	0.42826%

Conforming Changes

The Board’s final rules also provide for certain conforming changes described in further detail in Annex 4.

This press release applies only to the Legacy LIBOR Instruments listed on one of the annexes. A separate notice regarding the Board-selected benchmark replacement for each Legacy LIBOR Instrument listed in Annexes 1-3 will be communicated via the Depository Trust and Clearing Corporation in advance of the Cessation Date.

The applicable issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for certain of the securities to which this communication relates. Before investing, any investor should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and such securities. Any investor may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any investor can request these documents from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (800) 831-9146 or email: prospectus@citi.com.

Annex 1
Legacy LIBOR Instruments with non-workable contractual fallbacks

Citigroup Inc. Benchmark Debt

Title of Instrument	CUSIP
Floating Rate Notes due 2024	172967LL3
3.668% Fixed Rate / Floating Rate Notes due 2028	172967LP4
3.520% Fixed Rate / Floating Rate Notes due 2028	172967LS8
3.887% Fixed Rate / Floating Rate Notes due 2028	172967LD1
Floating Rate Subordinated Notes due 2036	172967DS7
3.878% Fixed Rate / Floating Rate Notes due 2039	172967LU3
4.281% Fixed Rate / Floating Rate Notes due 2048	172967LJ8

Citigroup Inc. Preferred Stock

Title of Instrument	CUSIP
5.950% Fixed Rate / Floating Rate Noncumulative Preferred Stock, Series A	172967GD7
5.90% Fixed Rate / Floating Rate Noncumulative Preferred Stock, Series B	172967GF2
5.350% Fixed Rate / Floating Rate Noncumulative Preferred Stock, Series D	172967GR6
7.125% Fixed Rate / Floating Rate Noncumulative Preferred Stock, Series J	172967358
6.875% Fixed Rate / Floating Rate Noncumulative Preferred Stock, Series K	172967341
6.300% Fixed Rate / Floating Rate Noncumulative Preferred Stock, Series M	172967HQ7
5.950% Fixed Rate / Floating Rate Noncumulative Preferred Stock, Series P	172967JM4
6.250% Fixed Rate / Floating Rate Noncumulative Preferred Stock, Series T	172967KM2

Citigroup Inc. Customer-Related Debt

CUSIP
1730T0DQ9
1730T0P45
1730T0W39
1730T02S7
17298CFE3

17298CFP8
17298CF29
1730T0C64
17298CF45
1730T0DL0
1730T0DC0

Citibank, N.A. Benchmark Debt

Title of Instrument	CUSIP
Floating Rate Notes due 2024	17325FAH1

Citibank Credit Card Issuance Trust Securitization

Title of Instrument	CUSIP
Floating Rate Class 2007-A4 Notes of June 2037 (Legal Maturity Date June 2039)	17305EDU6
Floating Rate Class 2017-A5 Notes of April 2024 (Legal Maturity Date April 2026)	17305EGD1
Floating Rate Class 2017-A6 Notes of May 2027 (Legal Maturity Date May 2029)	17305EGE9

Citigroup Global Markets Holdings Inc. Customer-Related Debt

CUSIP
17324CCV6
17324CDJ2
17324CF84
17324CFD3
17324CGK6
17324CHT6
17324CL87

17324CLN4
17324CMK9
17324CNP7

Citigroup Capital XIII Trust Preferred Securities

Title of Instrument	CUSIP
7.875% Fixed Rate / Floating Rate Trust Preferred Securities	173080201

Annex 2
Legacy LIBOR Instruments with determining person discretion

Citigroup Inc. Benchmark Debt

Title of Instrument	CUSIP
Floating Rate Notes due 2024	172967MA6
4.044% Fixed Rate / Floating Rate Notes due 2024	172967LZ2
3.352% Fixed Rate / Floating Rate Notes due 2025	172967MF5
Floating Rate Notes due 2026	172967MB4
4.075% Fixed Rate / Floating Rate Notes due 2029	172967LW9
3.980% Fixed Rate / Floating Rate Notes due 2030	172967ME8

Citibank Credit Card Issuance Trust Securitization

Title of Instrument	CUSIP
Floating Rate Class 2018-A5 Notes of August 2025 (Legal Maturity Date August 2027)	17305E GP4

Citigroup Inc. Customer-Related Debt

CUSIP
17298CGC6
U1R16GZU9

Citigroup Global Markets Holdings Inc. Customer-Related Debt

CUSIP
17324CJU1
17326W886
17324CUC8
17324CUM6
17326YTU0
17326YKX3

17326YH90
17326YEU6

Annex 3
Legacy LIBOR Instruments with hardwired contractual fallback to Term SOFR

Citigroup Inc. Customer-Related Debt

CUSIP
17298CJ33
17298CJ74
17298CJ82

Citigroup Global Markets Holdings Inc. Customer-Related Debt

CUSIP
17327TJB3
17327TYU4
17327T2R6
17327TG75
17328W4K1
17328W3J5
17328WSC3

Annex 4
Conforming changes

Conforming changes

Under the LIBOR Act, if the Board-selected benchmark replacement becomes the benchmark replacement for an instrument such as the Legacy LIBOR Instruments listed on Annexes 1 and 2, all benchmark replacement conforming changes will become an integral part of the instrument. Benchmark replacement conforming changes are technical, administrative or operational changes, alterations or modifications that

(i)	the Board determines, in its discretion, would address one or more issues affecting the implementation, administration and calculation of the Board-selected benchmark replacement in LIBOR contracts; or

(ii)	in the reasonable judgment of a person responsible for calculating or determining any valuation, payment or other measurement based on a benchmark (a “calculating person”), are otherwise necessary or appropriate to permit the implementation, administration and calculation of the Board-selected benchmark replacement under or with respect to a LIBOR contract after giving due consideration to any benchmark replacement conforming changes implemented by the Board.

The Board has adopted final rules providing that the following benchmark replacement conforming changes will become an integral part of instruments such as the Legacy LIBOR Instruments listed on Annexes 1 and 2:

(1) Any reference to a specified source for USD LIBOR (such as a particular newspaper, website, or screen) shall be replaced with the publication of the applicable Board-selected benchmark replacement (inclusive of the relevant tenor spread adjustment) by either the relevant benchmark administrator for the applicable Board-selected benchmark replacement or any third party authorized by the relevant benchmark administrator to publish the applicable Board-selected benchmark replacement.

(2) Any reference to a particular time of day for determining USD LIBOR (such as 11:00 a.m. London time) shall be replaced with the standard publication time for the applicable Board-selected benchmark replacement (inclusive of the relevant tenor spread adjustment), as established by the relevant benchmark administrator.

(3) Any provision of a LIBOR contract requiring use of a combination (such as an average) of LIBOR values over a period of time that spans the LIBOR replacement date shall be modified to provide that the combination shall be calculated consistent with that contractual provision using (i) the applicable LIBOR for any date prior to the LIBOR replacement date and (ii) the applicable Board-selected benchmark replacement rate for any date on or following the LIBOR replacement date, respectively.

(4) To the extent a Board-selected benchmark replacement is not available or published on a particular day indicated in the LIBOR contract as the determination date, the most recently available publication of the Board-selected benchmark replacement will apply.

A calculating person has the authority under the LIBOR Act and final rules adopted by the Board to make additional benchmark replacement conforming changes (in addition to those adopted by the Board) under instruments such as the Legacy LIBOR Instruments listed on Annexes 1 and 2 without any requirement to obtain consent from any other person. Any such additional changes that the applicable calculating person makes with respect to the Legacy LIBOR Instruments listed on Annexes 1 and 2 will be the subject of a separate announcement.

Under the terms of each of the Legacy LIBOR Instruments listed on Annex 3, the issuer has the right to make benchmark replacement conforming changes. The issuer has determined that the benchmark replacement conforming changes adopted by the Board for instruments such as the Legacy LIBOR Instruments listed on Annexes 1 and 2 will also apply to the Legacy LIBOR Instruments listed on Annex 3. If the issuer makes any additional benchmark replacement conforming changes with respect to the Legacy LIBOR Instruments listed on Annex 3, such additional changes will be the subject of a separate announcement.

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About Citi

Citi is a preeminent banking partner for institutions with cross-border needs, a global leader in wealth management and a valued personal bank in its home market of the United States. Citi does business in nearly 160 countries and jurisdictions, providing corporations, governments, investors, institutions and individuals with a broad range of financial products and services.

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Media Contact:	Fixed Income Investor Contact:
Danielle Romero Apsilos	Peter Demoise
212 816 2264	212 559 2718
danielle.romeroapsilos@citi.com	peter.demoise@citi.com